# SEC Schedule 13D/A (Amendment No. 4) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Neuronetics, Inc., CIK 0001227636
CUSIP: 64131A105
Title of class of securities: Common Stock, $0.01 par value
Address of issuer's principal executive offices: 3222 PHOENIXVILLE PIKE, MALVERN, Pennsylvania (PA), 19355
Date of event which requires filing of this statement: 08/14/2026
Filed by CIK 0002042077
Persons authorized to receive notices and communications: Jorey Chernett, 6222 Indianwood Tr., Bloomfield Hills, Michigan (MI), 48301, (248) 469-8811

## Reporting persons
- Chernett Jorey (CIK 0002042077): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 10,602,988; shared voting power 0; sole dispositive power 10,588,988; shared dispositive power 0; aggregate amount beneficially owned 10,602,988 (13.92% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value
Name of issuer: Neuronetics, Inc.
Address of issuer's principal executive offices: 3222 PHOENIXVILLE PIKE, MALVERN, Pennsylvania (PA), 19355
Comment: This Amendment No. 4 to Schedule 13D ("Amendment No. 4") amends and supplements the Schedule 13D initially filed by the Reporting Person on March 31, 2026, as subsequently amended (the "Schedule 13D") with respect to the Shares. The filing of this Amendment No. 4 is being made primarily to reflect the Reporting Person's current ownership percentage resulting from a change in the Issuer's outstanding shares, as reported in the Issuer's Quarterly Report on Form 10-Q filed on August 11, 2026. Except as specifically amended and supplemented hereby, the Schedule 13D remains in full force and effect. Capitalized terms used but not defined herein shall have the meanings ascribed to them in the Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The 10,602,988 Shares held by Mr. Chernett were purchased with personal funds for an aggregate purchase price of approximately $20,726,476.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated as follows:

The aggregate percentage of Shares beneficially owned by the Reporting Person is based upon 76,197,222 Shares outstanding as of August 5, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed with the U.S. Securities and Exchange Commission (the "SEC") on August 11, 2026.

As of the close of business on the date hereof, the Reporting Person beneficially owned 10,602,988 Shares.

Percentage: Approximately 13.92%
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated as follows:

1. Sole power to vote or direct vote: 10,602,988
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 10,602,988
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated as follows:

The transactions in the Shares by the Reporting Person since the filing of Amendment No. 3 to the Schedule 13D are set forth in more detail in Exhibit 1 attached hereto.

## Signatures
- Chernett Jorey: /s/ Jorey Chernett, Jorey Chernett (08/24/2026)